SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 17, 2024

To

Securities and Exchange Commission of Brazil (CVM)

Att.:        Superintendent of Company Relations - SEP

Ref.: Official Letter 249/2024/CVM/SEP/GEA-1 - BRASKEM - Request for clarification on news

Dear Sirs,

We refer to Official Letter 249/2024/CVM/SEP/GEA-1 ("Official Letter"), dated September 16, 2024, through which you request clarification from Braskem S.A. ("Braskem" or "Company"), as follows:

"Mr. Director,

1. We refer to the news published on 09/15/2024, on the InfoMoney news portal, under the title: "Braskem (BRKM5): creditors prepare new attempt to sell petrochemical company", in which the following statements were made:

Amid failed attempts to sell Novonor's (formerly Odebrecht) stake in Braskem (BRKM5) over nearly two years, creditors are working on a new solution, according to a report by Lauro Jardim in the newspaper O Globo.

This time, the attempt has the support of the National Bank for Economic and Social Development (BNDES) and has BTG Pactual (BPAC11) as an intermediary in the negotiations.

According to the columnist, the creditor banks (Bradesco, Itaú, Santander, Banco do Brasil and BNDES) are considering creating a fund in which the credits would be converted into shares in the petrochemical company.

Thus, the banks, together with Petrobras (PETR4), would jointly control Braskem, while Novonor, formerly Odebrecht, would have a stake of less than 5% of the total.

The newspaper also reported that Bradesco and Banco do Brasil are interested in the transaction. Itaú remains reticent, especially after the incident in Maceió, where the collapse of rock salt mines caused the ground to sink in five neighborhoods.

2. In view of the above, we request that you clarify whether the statements contained in the news are true and, if so, the reasons why it understood that it is not a Material Fact, under the terms of CVM Resolution No. 44, of 2021, in addition to commenting on other information considered important on the subject."

1

In this regard, Braskem emphasizes that it does not conduct any negotiations of the shareholders who are signatories to the Company’s Shareholders’ Agreement (“Shareholders”) regarding their equity stake and clarifies that it is not aware of the information contained in such news, as for this reason, it has questioned its Shareholders, which has informed the following:

(A)	Novonor:

"In response to the requested clarifications, Novonor informs that, up to the present moment, there has been no material or binding evolution in the discussions it has been holding with potential interested parties, including creditor banks. Any material evolution in the discussions will be immediately communicated to you, so that you can take the usual measures."

(B)	Petrobras:

"Petrobras is not aware of any relevant fact pending disclosure to the market, nor is there any decision on the matter by Petrobras, as disclosed by the company in a market announcement on 05/08/2024."

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, September 17, 2024

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.